                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            DATED: October 11, 2006
Commission File No. 000-51047

                          NAVIOS MARITIME HOLDINGS INC.

                     85 AKTI MIAOULI, PIRAEUS, GREECE 185 38
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F   X        Form 40-F
                                   -------              -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No  X
                                   ------     ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No  X
                                   ------     ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                   ------     ------

                          NAVIOS MARITIME HOLDINGS INC.

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Operation and Financial Results for Third Quarter                          1

Fleet Employment Coverage for 2006, 2007 and 2008                          1

Dividend Policy                                                            1

Favorable Long-Term Time Charters                                          1

OPERATIONAL AND FINANCIAL RESULTS FOR THIRD QUARTER; 100% FLEET EMPLOYMENT
COVERAGE FOR 2006, 2007 AND 2008; DIVIDEND POLICY; FAVORABLE LONG-TERM TIME
CHARTERS

         On October 30, 2006, Navios issued a press release announcing the operational and financial results for the third quarter ended September 30, 2006 and nine months ended September 30, 2006. In addition, the press release announced: (i) the securing of 100% fleet employment coverage for 2006 73.3% for
2007 and 37.0% for 2008; and (ii) the declaration of a quarterly dividend. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

         On October 11, 2006, Navios announced it has secured favorable time charter contracts for three of its vessels. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

         This Report on Form 6-K is hereby incorporated by reference into the
Navios Registration Statements on Form F-3, File Nos. 333-136396 and 333-129382.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NAVIOS MARITIME HOLDINGS INC.

                                                By: /s/ Angeliki Frangou
                                                    ---------------------------
                                                Angeliki Frangou
                                                Chief Executive Officer
                                                Date: October 31, 2006

                                  EXHIBIT INDEX

 EXHIBIT NO.     EXHIBIT
 -----------     -------
    99.1        Press Release dated October 30, 2006.

    99.2        Press Release dated October 11, 2006.